File No. 70-9787

                       SECURITIES AND EXCHANGE COMMISSION

                           CERTIFICATE OF NOTIFICATION

                                    (Rule 24)

                                       By

                               EMERA INCORPORATED



     In accordance with the order of the Securities and Exchange Commission dated October 1, 2001, Holding Co. Act Release No. 27445 (the "Order"), Emera Inc. ("Emera") hereby submits its report for the period October 1, 2001 to December 31, 2001 (the "reporting period"). The following is a listing of the applicable reporting requirements contained in the Order together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the Order.

     In this report a currency conversion ratio of CDN $1.5926 : US $1.00 has been used unless otherwise noted. The exchange rate is provided solely for convenience and should not be taken to mean that the Canadian dollar amounts have been, could have been, or could be converted to US dollars at the rate indicated or at any other rate.

REPORTING REQUIREMENT NO. 1: For any sales of common stock by Emera during the reporting period, the purchase price per share at the date of the agreement of sale.

RESPONSE: None.

REPORTING REQUIREMENT NO. 2: The total number of shares of Emera common stock issued or issuable pursuant to options granted during the reporting period under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

RESPONSE: Emera has several share-based employee benefit plans, the Stock Option Plan, Employee Purchase Plan and the Dividend Reinvestment Plan. During the reporting period, Emera issued 59,779.5367 shares under these plans.

REPORTING REQUIREMENT NO. 3: If Emera common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

RESPONSE: None.

REPORTING REQUIREMENT NO. 4: If a guarantee is issued during the reporting period, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

RESPONSE: Guarantees issued and outstanding from October 1, 2001 - December 31, 2001 are set forth below.


---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------

   Guarantor      Subsidiary    Beneficiary of       Amount of         Other Terms of           Purpose of Guarantee
                                  Guarantee          Guarantee            Guarantee

                                                     $CDN/$US
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         Statia            Unlimited by      Executed and delivered   All obligations of
                 Offshore      Terminals         its terms         after October 1, 2001    subsidiary under Storage,
                 Inc.          Canada Inc.       ($14,000 (CDN)    but with effect as of    Throughput and Processing
                                                 per month         June 15, 2001.           Agreement and General
                                                 estimated                                  Services Agreement both
                                                 actual maximum                             dated July 1, 1998 relating
                                                 exposure).                                 to Sable Offshore Energy
                                                                                            Project ("SOEP") use of
                                                                                            Statia's terminal facility
                                                                                            in Port Hawkesbury, Nova
                                                                                            Scotia, Canada ("N.S.")
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         958503 Alberta    Unlimited by      Executed and delivered   All obligations of
                 Offshore      Ltd. (formerly    its terms         after October 1, 2001    subsidiary under Net
                 Inc.          Pengrowth         ($1,200,000       but with effect as of    Royalty Agreement dated
                               Corporation)      (CDN)  per        June 15, 2001.           February 6, 2001 and
                                                 month estimated                            amended and restated April
                                                 actual maximum                             26, 2001.
                                                 exposure).
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         Coral Energy      Unlimited by      Executed and delivered   All obligations of
                 Offshore      Canada Inc.       its terms         after October 1, 2001    subsidiary under Master Gas
                 Inc.                            ($7,500 (CDN)     but with effect as of    Purchase and Sale Contract
                                                 per month         June 15, 2001.           dated October 1, 1999 and a
                                                 estimated                                  confirmation dated January
                                                 actual maximum                             12, 2000 relating to gas
                                                 exposure).                                 supply to CGC plant in Port
                                                                                            Hawkesbury, N.S.
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         BP Canada         Unlimited by      Executed and delivered   All obligations of
                 Offshore      Energy Co.        its terms.        after October 1, 2001    subsidiary (as a seller)
                 Inc.                                              but with effect as of    under Natural Gas Sale and
                                                                   June 15, 2001.           Marketing Agreement with BP
                                                                   Expired October 31,      Canada dated December 16,
                                                                   2001.                    1999.


                                       2


---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         Maritimes &       Unlimited by      Executed and delivered   All obligations of
                 Offshore      Northeast         its terms         after October 1, 2001    subsidiary (as a shipper)
                 Inc.          Pipeline L.L.C.   ($1,085,000       but with effect as of    under a Firm Service Gas
                               (U.S.)            (CDN) per month   June 15, 2001.           Pipeline Transportation
                                                 estimated                                  Agreement dated December
                                                 actual maximum                             31, 1998.
                                                 exposure).
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         Maritimes &       Unlimited by      Executed and delivered   All obligations of
                 Offshore      Northeast         its terms         after October 1, 2001    subsidiary (as a shipper)
                 Inc.          Pipeline          ($992,000 (CDN)   but with effect as of    under a Firm Service Gas
                               Partnership       per month         June 15, 2001.           Pipeline Transportation
                               (CDN.)            estimated                                  Agreement dated February
                                                 actual maximum                             24, 1999.
                                                 exposure).
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       510845 N.B.   Cape Breton       Unlimited by      Dated December 18, 2001  This Guarantee covers two
                 Inc.          Development       its terms                                  issues.  The first is the
                               Corporation       (estimated                                 obligation of 510845 N.B.
                               ("CBDC")          actual maximum    This guarantee in        Inc. under the Purchase and
                                                 exposure is       favour of CBDC is not    Sale Agreement which ceased
                                                 nil).             enforceable while Nova   when the transaction
                                                                   Scotia Power             closed.  The second is the
                                                                   Incorporated has         obligation under the lease
                                                                   assumed 510845 N.B.      of lands at Victoria
                                                                   Inc.'s obligations by    Junction from CBDC for a
                                                                   virtue of an             period of two years
                                                                   Assumption Agreement.    terminating on December 18,
                                                                                            2003.
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------
Emera Inc.       Emera         Coral Canada US   $12,000,000 (US)  N/A                      All obligations of
                 Offshore      Inc.                                                         subsidiary (as seller)
                 Inc.                                                                       under a long-term Natural
                                                                                            Gas Sales Contract with
                                                                                            Coral Canada U.S. Inc.
                                                                                            dated December 20, 2001.
---------------- ------------- ----------------- ----------------- ------------------------ -----------------------------

REPORTING REQUIREMENT NO. 5: The amount and terms of any financings consummated by any Subsidiary Utility company that are not exempt under rule 52. In addition, Emera will report to the Commission the lender, principal amount, term and interest rate applicable to any loans between an associate company and BHE. The report will also explain how the interest rate was determined, including the benchmarking method that was used to establish the interest rate charged to BHE in connection with the loan.

RESPONSE: BHE had borrowing activities under its revolving and unsecured lines of credit as described in the table below.

       Date               Bank          Transaction             Amount $           Rate         Maturity
                                                                 (U.S.)

     10/24/01            Fleet             Borrow               2,000,000          5.50000
     10/31/01            Fleet             Repay              (4,000,000)
     10/31/01            Fleet             Borrow               4,000,000          3.09250      11/30/01
     11/01/01            Fleet             Borrow               4,000,000          5.50000
     11/06/01            Fleet             Repay              (4,000,000)
     11/13/01            Fleet             Repay               (2000,000)
     11/20/01            Fleet             Borrow               1,500,000          5.00000
     11/21/01            Fleet             Borrow               1,000,000          5.00000
     11/28/01            Fleet             Repay              (1,500,000)
     11/28/01            Fleet             Repay              (1,000,000)
     11/30/01            Fleet             Repay              (4,000,000)
     11/30/01            Fleet             Borrow               4,000,000          2.83000      12/28/01
     12/03/01            Fleet             Borrow               1,500,000          5.00000
     12/07/01            Fleet             Repay              (1,500,000)
     12/14/01            Fleet             Borrow               2,000,000          4.75000
     12/18/01            Fleet             Repay              (2,000,000)
     12/20/01            Fleet             Borrow               5,000,000          4.75000
     12/26/01            Fleet             Repay              (2,000,000)
     12/28/01            Fleet             Repay              (4,000,000)
     12/28/01            Fleet             Borrow               6,000,000          2.67563      01/31/02
     12/31/01            Fleet             Repay              (1,000,000)


REPORTING REQUIREMENT NO. 6: A listing of any securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

RESPONSE:

----------------- -------------- ------------------- ---------- ----------- -------------- ------------------
     Issuer         Acquirer      Principal Amount   Interest      Term       Number of        Aggregate
                                                       Rate                    Shares          Proceeds

                                     $CDN / $US                                               $CDN / $US
----------------- -------------- ------------------- ---------- ----------- -------------- ------------------
Emera U.S.        Emera Inc.     $78,402,000 US                             2,784 common     $78,402,000 US
Holdings, Inc.


                  3057049 Nova   $121,600,000 US     6.4%       183 days                    $121,600,000 US
                  Scotia
                  Company
----------------- -------------- ------------------- ---------- ----------- -------------- ------------------
BHE Holdings,     Emera US       $78,402,000 US                             2,784            $78,402,000 US
Inc.              Holdings Inc.                                             common


                  Emera US
                  Holdings Inc.  $121,600,000 US                            1,216
                                                                            preferred       $121,600,000 US
----------------- -------------- ------------------- ---------- ----------- -------------- ------------------


REPORTING REQUIREMENT NO. 7: The amount and terms of any short-term debt issued by BHE and its subsidiaries.

RESPONSE: The amount and terms of short-term debt issued by BHE is stated in response to Reporting Requirement 5. No BHE group company other than BHE issued short-term debt during the reporting period.

REPORTING REQUIREMENT NO. 8: Emera's aggregate investment, as defined in rule 53, in EWGs and FUCOs as of the end of the reporting period stated in dollars and as a percentage of Emera's consolidated retained earnings, and a description of EWG and FUCO investments made during the reporting period.

RESPONSE:

a. Emera's aggregate investment in Nova Scotia Power Inc. ("NSPI"), its FUCO subsidiary, as defined in rule 53 was CDN $976.9, US $613.3 as of the end of the reporting period.

b.   Emera has no EWG investments.

c. Emera's aggregate investment in EWGs and FUCOs as of the end of the reporting period represents 291.5% of its consolidated retained earnings of CDN $330.0, US $210.4 as of December 31, 2001.

d. As last reported to the Commission, Emera's aggregate investment in NSPI was US $644 million. The principal reason for the difference between that amount and the aggregate investment of US $613.3 reported as of the end of the reporting period is exchange rate movements as a consequence of a strengthening US dollar relative to the Canadian dollar.

REPORTING REQUIREMENT NO. 9: The amount and terms of any nonexempt financing consummated by a Nonutility Subsidiary during the reporting period.

RESPONSE:

--------- --------------- ----------------- --------------------------- ----------- ----------- ----------------------------
Acquiring Issuing Company Security Type     Principal Amount            Interest    Term        Aggregate Proceeds
 Company                                                                Rate (%)
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
                                            $ CDN             $ US                              $ CDN              $ US
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   NB Transformers Intercompany Note       150,000.00                   8.2   5 Years           150,000.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   NB Transformers Intercompany Note       762,282.00                   9.3   5 Years           762,282.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Cablecom        Intercompany Note     1,431,356.00                   8.2   5 Years         1,431,356.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Energy    Intercompany Note     3,158,000.00                  8.65   5 Years         3,158,000.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Fuels     Intercompany Note    18,773,125.27                   9.3   5 Years        18,773,125,27
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Fuels     Intercompany Note     2,634,872.55                   8.2   5 Years         2,634,872.55
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Fuels     Intercompany Note     2,200,000.00                     9   5 Years          2,200,00.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------


                                       7

--------- --------------- ----------------- --------------------------- ----------- ----------- ----------------------------
Acquiring Issuing Company Security Type     Principal Amount            Interest    Term        Aggregate Proceeds
 Company                                                                Rate (%)
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Offshore  Intercompany Note    48,932,145.00                     5  10 Years        48,932,145.00
                                                                                    One Month
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Offshore  Intercompany Note       337,834.69                  6.25  10 Years           337,834.69
                                                                                    One Month
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
                                                                                    9 Years
  Emera   Emera Offshore  Intercompany Note     3,402,045.69                  4.75  Eleven           3,402,045.69
                                                                                      Months
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------
  Emera   Emera Offshore  Intercompany Note                   12,000.00          7   10 Years                      12,000.00
--------- --------------- ----------------- ----------------- --------- ----------- ----------- ------------------ ---------

REPORTING REQUIREMENT NO. 10: A list of U-6B-2 forms filed with the Commission during the reporting period, including the name of the filing entity and the date of filing.

RESPONSE: None.

REPORTING REQUIREMENT NO. 11: Consolidated balance sheets as of the end of the reporting period and separate balance sheets as of the end of the reporting period for each company, including Emera, that has engaged in jurisdictional financial transactions during the reporting period.

RESPONSE: See Exhibits A and C for the financial statements of Emera and BHE.

REPORTING REQUIREMENT NO. 12: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structure of Emera on a consolidated basis, and each public-utility subsidiary.

RESPONSE:

         Company       Type of Capital            CDN $         US $      Percentage of Total
                                               (millions)    (millions)      Capitalization
Emera
(consolidated)
                        Common stock1           1,181.4         738.0            32.8%
                        Non-controlling           267.5         167.9             7.5%
                        interest2
                        Long-term debt3         1,567.9         984.4            43.7%
                        Short-term debt4          574.0         360.4            16.0%
                        Total                   3,590.8       2,250.7           100.0%
BHE
                        Common stock              327.4         205.6            52.2%
                        Preferred stock             7.5           4.7             1.2%
                        Long-term debt            279.1         175.2            44.5%
                        Short-term debt            12.7           8.0             2.1%
                        Total                     626.7         393.5           100.0%
MEPCO
                        Common stock               16.6          10.4           100.0%
                        Preferred stock
                        Long-term debt
                        Short-term debt
                        Total                      16.6          10.4           100.0%
Chester SVC
Partnership
                        Common stock
                        Preferred stock
                        Long-term debt             35.5          22.3           100.0%
                        Short-term debt
                        Total                      35.5          22.3           100.0%

--------------------------------
1 Common stock includes all line items in shareholders' equity (common shares, retained earnings, contributed surplus, and foreign exchange translation adjustment).

2 Non-controlling interest includes the preferred stock of Nova Scotia Power Inc. and Bangor Hydro-Electric Company.

3 Long-term debt includes both the long-term debt and current maturities of long-term debt.

4 Short-term debt includes bank indebtedness and short-term notes payable.

REPORTING REQUIREMENT NO. 13: A retained earnings analysis of Emera on a consolidated basis and for each public-utility subsidiary detailing gross earnings, goodwill amortization, dividends paid out of capital surplus, and the resulting capital account balances at the end of the reporting period.

RESPONSE:

                                Emera                      BHE                      MEPCO                   Chester SVC
                                                                                                            Partnership
                          CDN $        US $         CDN $         US $        CDN $        US $          CDN $        US $
                       (millions)   (millions)   (millions)   (millions)   (millions)   (millions)    (millions)   (millions)

Retained Earnings           313.2        199.8            -            -          2.2          1.4             -            -
- Beginning of
Period

Net Income                   40.9         25.8          5.5          3.5          0.2          0.1             -            -
------------------------------------------------------------------------------------------------------------------------------
Gross Retained              354.1        225.6          5.5          3.5          2.4          1.5             -            -
Earnings

Dividends Paid on             3.2          2.0          0.1          0.1            -            -             -            -
Preferred
Stock

Dividends Paid on            20.9         13.2            -            -            -            -             -            -
Common Stock

Repurchase of                   -            -            -            -            -            -             -            -
Common Stock

Retained Earnings               -            -            -            -            -            -             -            -
Adjustment

Retained Earnings -         330.0        210.4          5.4          3.4          2.4          1.5             -            -
End of Period
------------------------------------------------------------------------------------------------------------------------------
Common Stock                845.4        539.3         57.7         36.8          1.4          0.9             -            -

Premium on Common               -            -            -            -            -            -             -            -
Stock

Other Paid-In                   -            -        259.2        165.4         12.5          8.0             -            -
Capital


                                       11

Unappropriated              330.0        210.4          5.4          3.4          2.4          1.5             -            -
Retained Earnings

Treasury Stock, At              -            -            -            -            -            -             -            -
Cost

Other                           -            -            -            -            -            -             -            -
Comprehensive
Income

Translation                   6.0       (11.7)          5.1            -          0.3            -             -            -
Adjustment
------------------------------------------------------------------------------------------------------------------------------
Total Common Equity       1,181.4        738.0        327.4        205.6         16.6         10.4             -            -
==============================================================================================================================

Emera has been translated as a self-sustaining foreign operation. Opening equity was translated at the rate in effect on the date of acquisition of BHE. Net income and dividends are translated at the average exchange rates for the period.

REPORTING REQUIREMENT NO. 14: For any of BHE's borrowings from NSPI, a listing of at least a minimum of three other sources of funds and their rates and terms; in addition, a cost benefit rational as to why NSPI's funds were a better source of funds than the other sources.

RESPONSE: There were no BHE borrowings from NSPI during the reporting period.

REPORTING REQUIREMENT NO. 15: The information required by Form U-9C-3 with respect to companies acquired under the authorization discussed in section II, B, supra [referring to the authorization to acquire certain energy-related companies].

RESPONSE: On December 18, 2001, 510845 N.B. Inc. acquired the rail transportation infrastructure assets of the Cape Breton Development Corporation in Nova Scotia. 510845 N.B. Inc. is a wholly-owned Emera subsidiary engaged in the provision of utility services, in particular, the supply and maintenance of electrical transformers. In addition, 510845 N.B. Inc. owns Cablecom Ltd., an exempt telecommunications company engaged in the design, engineering, project management, construction, structured cabling, maintenance and installation of fiber optic and wireless communications applications. The rail infrastructure assets consist of approximately 28 kilometers of track within a corridor 13.4 kilometers in length, 8 engines and 405 cars and related equipment. The assets are used exclusively in connection with the transportation of coal to NSPI's electric generation facilities located at Lingan and Point Aconi. The aggregate investment of 510845 N.B. Inc. in the rail transportation assets is not likely to exceed CDN $36,000,000.

A balance sheet and income statement for 510845 N.B. Inc. as of and for the year ended December 31, 2001 is included as Exhibit D.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification in SEC File No. 70-9787 to be signed on its behalf by the undersigned thereunto duly authorized.

                                                Emera Incorporated

Date: January 6, 2003                        By: /s/ Richard J. Smith
      ---------------                           ------------------------
                                                Richard J. Smith
                                                Corporate Secretary and
                                                General Counsel

                                  EXHIBIT INDEX



       Exhibit                                   Description

          A Emera Inc. 2001 Annual Report to Shareholders (filed under cover of Form SE).

          B Statement Reconciling Emera's Canadian GAAP Financial Statements as of and for the year ended December 31, 2001 to U.S. GAAP (to be filed by amendment).

          C Audited Consolidated Financial Statements of Bangor Hydro-Electric Company as of and for the year ended December 31, 2001, incorporated by reference to Form 10-K filed by Bangor Hydro-Electric Company on March 20, 2002, SEC File No. 001-10922.

          D A balance sheet and income statement for 510845 N.B. Inc. as of and for the year ended
                               December 31, 2001

                                    Exhibit D

510845 N.B. Inc.

Consolidated Statements of Earnings (unaudited)

For the year ended December 31, 2001

Canadian Dollars

------------------------------------------------------------------------------
Revenue                                                           $16,344,169
------------------------------------------------------------------------------
Cost of operations

     Cost of goods sold                                            13,430,845

     Operating, maintenance and general                             2,456,213

     Provincial capital tax                                            54,238

     Depreciation                                                     452,528
------------------------------------------------------------------------------
                                                                   16,393,824
------------------------------------------------------------------------------
Earnings before interest and taxes                                   (49,655)

Interest                                                              416,295
------------------------------------------------------------------------------
Earnings before tax                                                  (465,950

Income tax recovery                                                 (111,359)
------------------------------------------------------------------------------
Net earnings                                                       ($354,591)
------------------------------------------------------------------------------



510845 N.B. Inc

Consolidated Balance Sheets (unaudited)

Canadian Dollars

------------------------------------------------------------------------------
                                                                   As at

                                                             December 31, 2201
------------------------------------------------------------------------------
                                     ASSETS
------------------------------------------------------------------------------


Current assets

     Accounts receivable                                           $3,688,547

     Inventory                                                      3,883,970

     Prepaid expenses                                                   7,139
------------------------------------------------------------------------------
                                                                    7,579,656
------------------------------------------------------------------------------
Future income tax                                                     142,433
------------------------------------------------------------------------------
Due from associated companies                                         470,809
------------------------------------------------------------------------------
Deferred charges                                                       41,145
------------------------------------------------------------------------------

Property, plant & equipment                                        14,504,461
------------------------------------------------------------------------------
Goodwill                                                              400,594
------------------------------------------------------------------------------
                                                                  $23,139,098
------------------------------------------------------------------------------



                       LIABILITIES & SHAREHOLDER'S EQUITY

Current liabilities

     Short-term debt                                               $1,278,358

     Accounts payable and accrued charges                           5,590,897
------------------------------------------------------------------------------
                                                                    6,869,255
------------------------------------------------------------------------------
Due to parent company                                              16,456,988
------------------------------------------------------------------------------
Retained deficit                                                    (187,145)
------------------------------------------------------------------------------
                                                                  $23,139,098
------------------------------------------------------------------------------